A B 4/1/06

UNI
SECURITIES AND
Washington, D.C.

06007528

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 13621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transamerica Financial Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 South Olive Street, Suite T-2500
(No. and Street)

Los Angeles	CA	90015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Chuang (213) 741-5797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra C. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Financial Advisors Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California

County of Los Angeles

Signature

President

Title

Notary Public

GINA E. GRUSMAN
Commission # 1439384
Notary Public - California
Los Angeles County
My Comm. Expires Oct 11, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Transamerica Financial Advisors, Inc.
Year Ended December 31, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

Date – December 31, 2005

TRANSAMERICA FINANCIAL ADVISORS, INC.
(Name of Respondent)

1150 South Olive, T-2500, Los Angeles, California 90015
(Address of Principal Executive Office)

Sandra C. Brown
President
Transamerica Financial Advisors, Inc.
1150 South Olive Street, T-2500
Los Angeles, California 90015
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Transamerica Financial Advisors, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Shareholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 10
Statement Regarding Rule 15c3-3 11

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 12

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Transamerica Financial Advisors, Inc.

We have audited the accompanying statement of financial condition of Transamerica Financial Advisors, Inc. (the Company) as of December 31, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 17, 2006

Transamerica Financial Advisors, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 6,696,582
Commissions receivable	1,159,501
Deferred tax assets	434,700
Other assets (including $119,661 receivable from affiliates)	484,983
Total assets	$ 8,775,766
Liabilities and shareholder's equity	
Liabilities:	
Commissions payable	$ 1,239,885
Accounts payable and other liabilities (including $504,975 payable to affiliates)	2,704,039
Federal income tax payable to parent	12,652
Total liabilities	3,956,576
Shareholder's equity:	
Common stock, par value $1 (100,000 shares authorized, 4,000 shares issued and outstanding)	4,000
Additional paid-in capital	4,244,561
Retained deficit	570,629
Total shareholder's equity	4,819,190
Total liabilities and shareholder's equity	$ 8,775,766

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Income

Year Ended December 31, 2005

Revenues:	
Net commissions	$ 4,786,997
Interest income	349,413
Net administrative fees	1,092,719
Other fees and income	1,115,143
Total revenues	7,344,272
Expenses:	
Employee compensation and benefits	3,486,173
Training and sales promotion	465,882
Office, telephone and postage	844,059
Legal and other operating expenses	441,004
Total expenses	5,237,118
Income before taxes	2,107,154
Federal income taxes	(877,497)
Net income	$ 1,229,657

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2004	$ 4,000	$ 4,244,561	$ (659,028)	$ 3,589,533
Net income	–	–	1,229,657	1,229,657
Balance at December 31, 2005	$ 4,000	$ 4,244,561	$ 570,629	$ 4,819,190

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 1,229,657
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	249,374
Other assets	(220,838)
Commissions payable	(119,442)
Accounts payable and other liabilities	(486,283)
Deferred tax assets	64,165
Federal income tax receivable/payable from parent	97,134
Net cash provided by operating activities	813,767
Cash and cash equivalents at December 31, 2004	5,882,815
Cash and cash equivalents at December 31, 2005	$ 6,696,582

See accompanying notes.

1. Organization

Transamerica Financial Advisors, Inc. (the Company) is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Transamerica Service Company (TSC), which is a wholly owned indirect subsidiary of AEGON N.V. (AEGON), a holding company organized under the laws of the Netherlands.

The Company markets financial products such as annuities, mutual funds and general securities to investors throughout the United States. The Company executes and clears all customers' transactions through another broker-dealer on a fully disclosed basis. The Company has entered into distribution agreements with Transamerica Occidental Life Insurance Company (TOLIC), Transamerica Life Insurance Company (TLIC), Western Reserve Life Assurance Company of Ohio, Transamerica Securities Sales Corporation and AEGON Financial Services Group, Inc. (AFSG) to sell and distribute mutual funds, variable universal life insurance and variable annuity products offered by these affiliated companies.

The Company does not carry customer accounts nor performs custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Commission.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

Cash and cash equivalents are invested in bank accounts and money market funds. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

2. Significant Accounting Policies (continued)

Commissions

Commission revenue and commission expense are recorded on a trade-date basis as securities transactions occur.

The Company receives commissions for the sale of financial products such as annuities, mutual funds and general securities. A portion of this amount is reallowed to the selling agents as a selling commission. All amounts of sales commissions, revenue and expense are recorded on a net basis in the accompanying statement of operations. Gross commissions earned in 2005 amounted to $46,082,933.

The Company receives 12b-1 distribution fees from mutual funds and variable products which are included in commission revenue. A portion of the fee is reallowed to selling agents as a selling commission. All amounts of 12b-1 fees are recorded on a net basis in the accompanying statement of operations.

Net Administrative Fees

The Company receives administrative fees for advisory services rendered by the Company's investment advisors on a quarterly basis based on assets under management. The administrative fees are recorded on a net basis in the accompanying statement of income.

Other Fees and Income

The company receives other fees and income from a select group of product sponsors including mutual fund and variable insurance companies. These fees are paid to the company to cover its costs for due diligence and marketing services. These fees are generally based on sales and are not reallowed to the selling agent. In addition, the company collects annual fees from its registered representatives for providing compliance, technology and administrative services. Other fees and income are recorded on a gross basis.

3. Pension Plan

The Company participates in the AEGON USA, Inc. Pension Plan (the Plan). The Plan is a noncontributory defined benefit plan covering substantially all employees. Pension benefits are based on the employee's compensation during the highest average earning over five complete, consecutive calendar years. Pension costs are allocated to the Company based on the number of participants in the Plan. The Company's total pension costs in 2005 are not significant.

4. Income Taxes

The Company files a consolidated federal income tax return with Transamerica Corporation. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The federal income tax benefit differs from the statutory rate of 35% due to certain nondeductible expenses. Current taxes due are recorded as a current income tax payable and are expected to settle through an intercompany payable to TSC.

The significant component of the deferred tax relates to loss accruals that are not presently deductible for tax purposes.

Components of the provision for income taxes are as follows:

Current tax liability	$ 677,453
Prior period true-up	135,880
Reduction in deferred tax assets	64,164
Total provisions	$ 877,497

5. Related-Party Transactions

The Company transacts with certain AEGON subsidiaries and affiliates in the normal course of operations. These transactions include payments for rental of space of $256,122 and commission allowances of $256,910 for processing proprietary products. Commissions earned on the sale of TOLIC, Transamerica Life Insurance Company and Western Reserve Life Assurance Company of Ohio variable products amounted to approximately 14% of commissions for the year ended December 31, 2005.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2005, the Company had net capital of approximately $3,844,237 which was $3,580,465 in excess of the required net capital of $263,772.

7. Contingencies

Claims for material amounts have been filed by certain individuals alleging the Company's failure to properly supervise its registered representatives, failure to perform adequate due diligence on certain programs before offering them to the public and placing them in investments not suitable to their financial profile. The Company believes it has meritorious defenses against these claims and that the ultimate resolution is not likely to have a material effect on the financial position or results of operations of the Company beyond what has already been accrued.

Supplemental Information

Transamerica Financial Advisors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Computation of net capital:	
Total shareholder's equity	$ 4,819,190
Total shareholder's equity qualified for net capital:	
Nonallowable assets:	
Other assets	$ 399,984
Deferred tax assets	434,700
Net capital before haircuts on securities positions	3,984,506
Haircuts of securities (money market funds)	(140,269)
Net capital	$ 3,844,237
Computation of basic net capital requirement:	
Minimum dollar net capital required (6 2/3% of aggregate indebtedness)	$ 263,772
Minimum dollar net capital requirement	$ 50,000
Net capital requirement (greater of above amounts)	$ 263,772
Excess net capital	$ 3,580,465
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 3,448,579
Computation of aggregate indebtedness:	
Total liabilities and aggregate indebtedness	$ 3,956,576
Ratio of aggregate indebtedness to net capital	1.03
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	Not Applicable

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA focus filing.

Transamerica Financial Advisors, Inc.

Statement Regarding Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c-3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Transamerica Financial Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Transamerica Financial Advisors, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 17, 2006